As filed with the Securities and Exchange Commission on May 15, 1996
                                               Registration No. 333-02720
- ------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                         -------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1
                                    TO
                                 FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                         -------------------------

                          IWERKS ENTERTAINMENT, INC.
              (Exact Name of Registrant as Specified in Its Charter)

          DELAWARE                                         95-4439361
     (State or Other Jurisdiction of                  (I.R.S. Employer
     Incorporation or Organization)                  Identification No.)

     4540 WEST VALERIO STREET, BURBANK, CALIFORNIA 91505-1046 (818)841-7766
                 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                              ROY A. WRIGHT
                        4540 WEST VALERIO STREET
                      BURBANK, CALIFORNIA 91505-1046
                              (818) 841-7766
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)
                         ------------------------

                               Copies to:

                      C.N. FRANKLIN REDDICK III, ESQ.
                   TROOP MEISINGER STEUBER & PASICH, LLP
                          10940 WILSHIRE BOULEVARD
                        LOS ANGELES, CALIFORNIA 90024
                                (310) 824-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list of Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- ------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION DATED MAY 15, 1996

                                  PROSPECTUS



                          IWERKS ENTERTAINMENT, INC.

                        315,000 SHARES OF COMMON STOCK
                         (par value $0.001 per share)

     This Prospectus relates to the sale of an aggregate of 315,000 shares (the "Shares") of the common stock, par value $.001 per share (the "Common Stock") of IWERKS Entertainment, Inc. (the "Company") offered for the account of a certain stockholder of the Company (the "Selling Stockholder"). The Common Stock offered by the Selling Stockholder was acquired by the Selling Stockholder in connection with the acquisition by the Company of the Selling Stockholder's interest in a subsidiary of the Company. See "Selling Stockholder and Plan of Distribution." The Selling Stockholder may from time to time sell all or a portion of the Common Stock which may be offered by him under this Prospectus in routine brokerage transactions in the over-the-counter market, at prices and terms prevailing at the time of sale. The Selling Stockholder may also make private sales directly or through brokers. The Selling Stockholder may pay customary brokerage fees, commissions and expenses relating to the sale of the Shares. The Company will pay all expenses of the offering. The Selling Stockholder and the brokers executing selling orders on behalf of the Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such brokers may be deemed underwriting commissions under the Act.

         The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholder. The Common Stock is quoted on the National Association of Securities Dealers, Inc., National Market System ("NASDAQ NMS") under the symbol "IWRK." On May 10, 1996, the closing bid for the Common Stock on the NASDAQ NMS was $10.375.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is  ______, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of the material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is traded on NASDAQ NMS and the Company's reports, proxy or information statements, and other information filed with NASDAQ may be inspected at NASDAQ's offices at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus omits certain of the information contained or incorporated by reference in the registration Statement of which this Prospectus is a part, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statement contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by this reference.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement) under the Securities Act of 1933, as amended (the "Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission pursuant to the 1934 Act, are incorporated by reference into this
Prospectus:

     (1)  Registrant's Report on Form 10-K for the year ended June 30, 1995;

     (2) Registrant's Report on Form 10-Q for the quarter ended September 30, 1995;

     (3)  Registrant's Report on Form 10-Q for the quarter ended December 31,
1995;

     (4)  Registrant's Current Report on Form 8-K dated April 5, 1996;

     (5) Registrant's Report on Form 10-Q for the quarter ended March 31, 1996; and

     (6) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A filed with the Commission for the purpose of registering the Common Stock under Section 12(g) of the Exchange Act, together with any amendments thereto.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents).
Written requests for such copies should be directed to Francis T. Phalen, Chief Financial Officer, Iwerks Entertainment, Inc., 4540 West Valerio Street, Burbank, California 91505-1046. Telephone inquiries may be directed to Iwerks Entertainment, Inc., at (818) 841-7766.


                                  THE COMPANY

     The Company is a leading provider of high-resolution, proprietary motion picture theater attractions. The Company's products combine advanced theater systems with entertainment or educational software to create high-impact "attractions" which draw audiences into the action. The Company's products include ride simulation, giant screen, 360 degree, 3-D, and various other special attractions. In addition, the Company owns and operates a fleet of touring ride simulation theatres.

     The Company is a Delaware corporation with principal executive offices located at 4540 West Valerio Street, Burbank, California 91505, telephone number (818) 841-7766.


                                 RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN OR INCORPORATED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

DEPENDENCE ON PRODUCTION OF FILM SOFTWARE

     The Company's ability to implement its business strategy is depends in large part upon its ability to successfully create, produce and market entertainment and educational film software for exhibition in its theater systems. The size and quality of the Company's library of film software titles is a material factor in competing for sales of the Company's attractions and developing the Company's base of recurring revenue. The Company has invested $2.0 million, $5.0 million, $2.6 million and $67,000 in film software during fiscal 1993, 1994 and 1995 and the six months ended December 31,1995. At December 31, 1995, the Company had recorded on its balance sheet film inventory with a net value of $3.6 million. The Company generally produces and develops specialty films and videos for its library with production budgets in a range of approximately $100,000 to $2.0 million. While the Company may enter into participation, licensing or other financing arrangements with third parties in order to minimize its financial involvement in production, the Company is generally subject to substantial financial risks relating to the production and development of new entertainment and educational software. The Company typically is required to pay for the production of software during the production period prior to release and typically is unable to recoup these costs from revenues from exhibition licenses prior to 24 to 36 months following release. There can be no assurance that the Company will be able to create and produce additional software for its library which will be perceived by its customers to be of high quality or high entertainment value.

     The Company periodically reviews the net realizable value of its film inventory and makes adjustments to its carrying value when appropriate. In fiscal 1995, the Company reduced its film inventory by $3.4 million. While the current carrying value of the Company's film inventory reflects management's belief that the Company will realize the net value recorded on the Company's balance sheet, there can be no assurance that the Company will be able to do so. A determination by the Company to write down any material portion of its film inventory will have a materially adverse impact on the Company's results of operations.

DEPENDENCE OF OWNED AND OPERATED OPERATIONS UPON SPONSORSHIP REVENUES

         The Company derived $3.7 million and approximately $4.2 million of revenues for the fiscal year ended June 30, 1995 and the nine months ended March 31, 1996, respectively, from sponsorship of its fleet of touring motion simulators. Sponsorship revenues prior to January 1996 were primarily derived from a single contract with a major telecommunications company that has sponsored the Company's touring motion simulators since March 1994. In
January 1996, the Company entered into a sponsorship contract with a foreign sponsor, which contract is scheduled to expire in August 1996. There can be no assurance that the Company will be able to extend or replace its existing sponsorship arrangements when they expire. If the Company is unable to maintain sponsorship revenues in the future at levels commensurate with that experienced in the past, it could have a material adverse effect on the revenues and gross profit margins derived by the Company from its Owned and Operated attractions which would be mitigated, in part, by any additional revenues derived by the Company from deployment of the touring units at other venues.

INTENSE COMPETITION; UNPREDICTABILITY OF CONSUMER TASTES

         Competition in each of the markets in which the Company competes is intense. IWERKS' principal direct competition for customers comes from manufacturers of competing movie-based attractions, and in the case of amusement and theme parks, manufacturers of traditional amusement park attractions. In addition to its direct competitors, IWERKS also faces competition from systems integrators and some amusement and theme parks developing and constructing their own attractions. Many of the Company's competitors have better name recognition, and substantially greater financial and other resources than IWERKS.

     Additionally, the out-of-home entertainment industry in general is undergoing significant changes, primarily due to technological developments as well as changing consumer tastes. Numerous companies are developing and are expected to develop new entertainment products for the out-of-home entertainment industry in response to these developments that are or may be directly competitive with the Company's products. There is severe competition for financial, creative and technological resources in the Company's industry and there can be no assurance that the Company's existing products will continue to compete effectively or that its products under development will ever be competitive. Further, the commercial success of the Company's products is ultimately dependent upon audience reaction. The Company believes that audience reaction will to a large extent be influenced by the audience's perception of how the Company's products compare with other available entertainment options out of the home. There can be no assurance that new developments in out-of-home entertainment will not result in changes in consumer tastes that will make the Company's products less competitive.

HISTORY OF OPERATING LOSSES; FLUCTUATING PERIODIC OPERATING RESULTS AND CASH
FLOW

         The Company has sustained substantial operating losses in three of its last five fiscal years. As of March 31, 1996, the Company's accumulated deficit was $20.7 million. Although the Company reported profits for the nine months ended March 31, 1996, there can be no assurance that the Company will be consistently profitable on either a quarterly or an annual basis or that it will be able to sustain revenue growth in the future.

     The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue in future periods. The Company's operating results and cash flow can fluctuate substantially from quarter to quarter and periodically as a result of the timing of theater system deliveries, contract signings, the mix of theater systems shipped, the completion of custom film contracts and the amount of revenues from portable simulation theater and film licensing agreements. In particular, fluctuations in theater system deliveries from quarter to quarter can materially affect quarterly and periodic operating results, and theater system contract signings can materially affect quarterly or periodic cash flow. While a significant portion of the Company's expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on the Company's forecasts of future sales. If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by the Company's inability to adjust spending quickly enough to compensate for the sales shortfall. The Company may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on the Company's results of operations.

     Over the last eight quarters, certain events have contributed to fluctuations in the Company's results of operations and financial condition. In the fourth quarter of fiscal 1994, the Company experienced certain cost overruns on two of its new products, along with some accelerated research and development costs associated with those products. In the third quarter of fiscal 1995, the Company's cost of sales increased dramatically as a percent of sales as a result of a one-time $4.5 million write-down of certain assets, primarily film costs, and third and fourth quarter sales and general administration expenses increased as a result of restructuring charges related to the closure of the Company's Sarasota, Florida facility, its consolidation of its operations and litigation costs associated with the settlement of a securities class action lawsuit, pursuant to which certain warrants are being issued.

INTERNATIONAL OPERATIONS

         A significant portion of the Company's sales are made to customers located outside of the United States, primarily in the Far East, Europe and Canada. During fiscal 1993, 1994 and 1995, 53%, 43%, and 55% of the Company's revenues, respectively, were derived from sales outside the United States. Except for sales made to the Japanese market which accounted for 14% of the Company's revenues for fiscal 1995, during fiscal 1995 no sales to any single foreign market accounted for 10% or more of the Company's revenues. The Company expects that international operations will continue to account for a substantial portion of its revenues in the near future and maintains an office in Hong Kong to support sales to Asia and one office in Holland to support sales in Europe. International operations and sales may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed in the United States and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect the Company's international operations. Political and economic factors have been identified by the Company with respect to certain of the markets in which it competes. There can be no assurance that these factors will not result in customers of the Company defaulting on payments due to the Company, or in the reduction of potential purchases of the Company's products.

CURRENT TRENDS IN THE GLOBAL ECONOMY

     The Company's revenues and profitability are dependent on the strength of the national and international economies. In a recessionary environment, sales of the Company's products and products of other entertainment companies may be adversely affected. Theme parks and other out-of-home entertainment venues may also experience a downturn in sales which could reduce the funds available for capital improvements resulting in price and other concessions and discounts by the Company in order to maintain sales activity. Although the Company has not experienced a reduction in unit sales of its products to date, certain of its competitors have reported that the recent recession in the United States has had an adverse impact on their sales activity. Consequently, the Company is unable to predict to what extent, or for what period, a recessionary climate would adversely affect sales of the Company's products.

DEPENDENCE ON SENIOR MANAGEMENT; RECENT CHANGES TO KEY PERSONNEL

     Since January 1995, all of the Company's executive officers have changed. The recruitment, retention and motivation of skilled executives, sales, technical and creative personnel and other employees are important to the Company's operations. The Company's recent history has placed, and could continue to place, a significant strain on the Company's management and other resources. In addition, there is competition for management and creative personnel in the Company's industries. Although the Company has not experienced significant problems in recruiting retaining qualified personnel, there can be no assurance that it will not encounter such problems in the future. Should any key executive officer cease to be affiliated with the Company before a qualified replacement is found, the Company's business could be materially adversely affected.

VOLATILITY OF STOCK PRICE

         The Company's stock price has been, and is likely to continue to be, highly volatile. The market price of the Common Stock has fluctuated substantially in recent periods. During the 12 months prior to the date of this Prospectus, the Company's market price has ranged from a low of $2.875 per share to a high of $11.875 per share. Future announcements concerning the Company or its competitors, quarterly variations in operating results, introduction of new products or changes in product pricing policies by the Company or its competitors and acquisition or loss of significant customers may affect or be perceived to affect the Company's operations, or changes in earnings estimates by analysts, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the public offering price.

LITIGATION

     IWERKS was named as a defendant in two actions entitled KRAVITS V. IWERKS ENTERTAINMENT, INC., et al., U.S. District Court, Central District of California, Case No. 95-2541-AWT and SOBEL V. IWERKS ENTERTAINMENT, INC., ET AL., U.S. District Court, Central District of California, Case No. 95-4159-DT. By order dated July 31, 1995, these actions were consolidated, and a Second Amended Consolidated Complaint (the "Second Amended Complaint") was filed on August 30, 1995.

     The Second Amended Complaint, purporting to be a class action filed by persons claiming to have been stockholders of the Company, named as defendants the Company and certain of its current and former officers and directors. The Second Amended Complaint alleged that the defendants made public statements, in connection with the October 1993 initial public offering and thereafter, which were false and misleading. The complaint asserted claims under Section 11 of the Securities Act of 1933 (the "1933 Act") and Section 10(b) of the Securities Exchange Act of 1934 (the "1934 Act") and controlling person claims under Section 15 of the 1933 Act and Section 20 of the 1934 Act) on behalf of a purported class of persons who purchased or otherwise acquired the Company's common stock during the period October 18, 1993 through May 16, 1995. The Second Amended Complaint seeks unspecified damages.

     On November 27, 1995, the Company entered into a Stipulation of Settlement providing for the creation of a settlement fund to be made available to satisfy claims of class members, and providing for the dismissal with prejudice of the Second Amended Complaint and the release of all claims that were or potentially could have been set forth therein. The Company did not admit liability as part of this proposed settlement. The settlement fund is to include $1,750,000 in cash (funded by the Company's insurance carrier), 250,000 shares of the Company's Common Stock, and 500,000 warrants to purchase the Company's common Stock. The distribution of the settlement fund is subject to a Plan of Allocation, which provides, among other things, that certain portions of the settlement fund not claimed by class members or used to pay certain costs related to the settlement will be returned to the Company or its insurer. The settlement is subject to Court approval. On November 30, 1995, the Court issued an order preliminarily approving the settlement and set a hearing for February 26, 1996 to determine whether the settlement is fair and reasonable to the Company and the class. Such hearing took place and the Court determined that the settlement was fair and reasonable.

         IWERKS has also been named as a defendant in an action filed on April 15, 1996, entitled HOLLINGSWORTH V. IWERKS ENTERTAINMENT, INC., et al., Circuit Court of the 12th Judicial District for Sarasota, Florida, Case No. CA-01 96-1930. Hollingsworth, a former director of the Company and former chief executive officer and founder of Omni Films International, Inc. ("Omni"), seeks unspecified damages arising from alleged misstatements in connection with the acquisition by the Company of Omni in May 1994. The Company has not yet filed an answer to the complaint. The Company, however, intends to vigorously defend against this action.

     The Company is also a party to various other actions arising in the ordinary course of business which, in the opinion of management, will not have a material adverse impact on the Company's financial condition.

         There can be no assurance that the Company will not become a party to other lawsuits in the future.

ENVIRONMENTAL MATTERS AND OTHER GOVERNMENTAL REGULATIONS

     Under various Federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. The Company leases its corporate headquarters and manufacturing facilities. The Company could be held liable for the costs of remedial actions with respect to hazardous substances on such properties under the terms of the governing lease and/or governing law. Although the Company has not been notified of, and is not otherwise aware of, any current environmental liability, claim or non-compliance, there can be no assurance that the Company will not be required to incur remediation or other costs in the future in connection with its leased properties. In addition, the Company's subcontractors and other third parties which it has contractual relations with are similarly subject to such laws.

EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company and entrenching existing management. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

     A number of provisions of the Company's Certificate of Incorporation and By-Laws and certain Delaware laws and regulations relating to matters of corporate governance, certain rights of Directors and the issuance of preferred stock without stockholder approval, may be deemed to have and may have the effect of making more difficult, and thereby discouraging, a merger, tender offer, proxy contest or assumption of control and change of incumbent management, even when stockholders other than the Company's principal stockholders consider such a transaction to be in their best interest.

     In addition, the Company has adopted a Stockholder Rights Plan (the "Agreement"). Pursuant to the Agreement each outstanding share of the Company's Common Stock has received one Right as a dividend that becomes exercisable upon certain triggering events related to an unsolicited takeover attempt of the Company.

USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders hereunder.


SELLING STOCKHOLDER AND PLAN OF DISTRIBUTION

         All shares of Common Stock offered hereby are owned by the Selling Stockholder, who acquired such shares in connection with the acquisition by the Company of the Selling Stockholder's minority interest in one of the Company's subsidiaries. At May 13, 1996, the Selling Shareholder owned 315,000 shares of the Company's Common Stock, and held fully vested options to purchase 3,886 shares of the Company's Common Stock.

     Selling Stockholder                     Shares To Be Sold
     ------------------                      -----------------
     W. Thomas Gimple                        315,000
     1806 Beryl Lane
     Newport Beach, California 90278


     The Selling Stockholders may sell all or a portion of the shares of Common Stock offered hereby from time to time in brokerage transactions in the over-the-counter market at prices and terms prevailing at the times of such sales. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may individually pay customary brokerage commissions and expenses. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under such Act.

     Under the 1934 Act and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the shares of Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will need to comply with applicable provisions of the 1934 Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.


INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company has adopted provisions in its Certificate of Incorporation which limit the liability of its directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to any breach of the director's duty of loyalty to the Company or its stockholders, (ii) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (iii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his duty to the Company or its stockholders, or that show a reckless disregard for his duty to the Company or its stockholders in circumstances in which he was, or should have been aware, in the ordinary course of performing his duties, or a risk of serious injury to the Company or its stockholders, or (iv) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company must indemnify its directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and the Company has entered into indemnification agreements (the "Indemnification Agreements") with its directors providing such indemnity.
The Indemnification Agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California.



                                    EXPERTS

     The consolidated financial statements and schedule of Iwerks Entertainment, Inc. appearing in Iwerks Entertainment, Inc.'s Annual Report (Form 10-K) for the year ended June 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PART II.       INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are as follows:

                                                                        Amount
                                                                       -------
Registration Fee Under Securities Act of 1933 . . . . . . . . . . . . .$835.02
NASD Filing Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $*
Blue Sky Fees and Expenses. . . . . . . . . . . . . . . . . . . . . . . . . $*
Printing and Engraving Certificates . . . . . . . . . . . . . . . . . . . . $*
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . .$2,000.00
Accounting Fees and Expense . . . . . . . . . . . . . . . . . . . . . . . . $*
Registrar and Transfer Agent Fees . . . . . . . . . . . . . . . . . . . . . $*
Miscellaneous Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . $*
     TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $2835.02
                                                                      ========
_________________

* Not applicable or none.

Item 15.  Indemnification of Directors and Officers.

     The Company has adopted provisions in its Certificate of Incorporation which limit the liability of its directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to any breach of the director's duty of loyalty to the Company or its stockholders, (ii) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (iii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his duty to the Company or its stockholders, or that show a reckless disregard for his duty to the Company or its stockholders in circumstances in which he was, or should have been aware, in the ordinary course of performing his duties, or a risk of serious injury to the Company or its stockholders, or (iv) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company must indemnify its directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and the Company has entered into indemnification agreements (the "Indemnification Agreements") with its directors providing such indemnity.
The Indemnification Agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See the Exhibit Index of this Registration Statement.


ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously discussed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                             SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burbank, and the State of California on the 13th day of May, 1996.

                              IWERKS ENTERTAINMENT, INC.
                              (Registrant)


                                   /s/ Francis T. Phalen
                              By:---------------------------------------
                                  Francis T. Phalen
                                  Executive Vice President and
                                  Chief Financial Officer



         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



Signature                            Title                    Date

          *
By: -----------------          Co-Chairman of the Board,   May 13, 1996
    Roy A. Wright              Chief Executive Office
                               and President (Principal
                               Executive Officer)

  /s/ Francis T. Phalen
By: -----------------          Director, Executive Vice    May 13, 1996
    Francis T. Phalen          President and Chief
                               Financial Officer (Principal
                               Financial and Accounting
                               Officer


By: -----------------          Co-Chairman of the Board    May 13, 1996
    Paula Douglass

          *
By: -----------------          Director                    May 13, 1996
    Donald W. Iwerks

          *
By: -----------------          Director                    May 13, 1996
    Dag Tellefsen


  /s/ Francis T. Phalen
By: -----------------                                      May 13, 1996
    Francis T. Phalen
    Attorney-in-Fact

                                 EXHIBIT INDEX


No.               Item                                     Page
- --                ----                                     ----
   5.1            Opinion of Troop Meisinger Steuber & Pasich, LLP*

   23.1           Consent of Ernst & Young LLP*

   23.3 Consent of Troop Meisinger Steuber & Pasich, LLP (included in Exhibit 5.1)*

______________
   *   Previously filed.

                                      iii